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                                                                 EXHIBIT (a)(iv)


                                 FOURTH NOTICE
                               TO THE HOLDERS OF
                         COMPREHENSIVE CARE CORPORATION
                   7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES
                    DUE APRIL 15, 2010 (CUSIP NO. 204620AA6)
                               (THE "SECURITIES")



         THIS FOURTH NOTICE IS HEREBY given to the Holders of the above-referenced Securities, as provided for under the Indenture dated as of April 25, 1985 (the "Indenture") between Comprehensive Care Corporation, a Delaware corporation (the "Company"), and Bank of America National Trust and Savings Association (the "Trustee"), that (1) the Company failed to make its interest payment on the Securities which was due and payable on October 16, 1995, and, pursuant to Section 6.01 of the Indenture, such failure by the Company is another Event of Default under the Indenture, effective as of November 16, 1995; and (2) as more fully described below, certain additional developments have occurred since the Trustee's last notice to the Holders dated May 23, 1995. Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Indenture.



         As the Holders are aware, on November 22, 1994, the Trustee notified the Holders by mail that an Event of Default had occurred under the Indenture in that the Company had failed to make its interest payment on the Securities which was due and payable on October 17, 1994, and had continued to fail to make such missed interest payment for a period of 30 days. On February 13, 1995, the Trustee notified the Holders by mail that (1) the Holders of at least 25% in principal amount of the then outstanding Securities had, pursuant to
Section 6.02 of the Indenture, by written notice to the Company and the Trustee declared the principal of and accrued interest on all the Securities to be immediately due and payable, and (2) the Company had delivered to the Trustee, and had requested the Trustee to mail to the Holders, both a notice from the Company and a Notice of Rescission of Acceleration. In order to rescind the acceleration of the Securities pursuant to Section 6.02 of the Indenture, the Holders of at least a majority in principal amount of the then outstanding Securities had to execute and return to the Trustee such Notice of Rescission of Acceleration by 1:00 p.m., Los Angeles, California time on February 28, 1995. That did not occur. On May 23, 1995, the Trustee notified the Holders by mail (the "Third Notice") that (a) an additional Event of Default had occurred under the Indenture in that the Company had failed to make its interest payment on the Securities which was due and payable on April 17, 1995, and had continued to fail to make such missed interest payment for a period of 30 days, and (b) the Company had informed the Trustee that on March 3, 1995, the Company reached an agreement in principle with an ad hoc committee of Holders providing, among other things, for the Company to offer to purchase the outstanding Securities with cash and common stock of the Company and that such agreement provided that the Company would submit such offer to the Holders and would complete such offer within 180 days from March 3, 1995. To date, such offer has not yet been submitted to the Holders.



         The Company has informed the Trustee (1) that the Company has submitted to the United States Securities and Exchange Commission (the "Commission") preliminary materials with respect to the offer to the Holders referenced in the next to the last sentence of the preceding paragraph of this Fourth Notice, (2) that the Company has received comments on these preliminary materials from the Commission, and (3) that the Company is not responding to such comments. The Company has informed the Trustee that the Company cannot at this time specify an exact date by which the foregoing described offer will be submitted to the Holders.



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         The Company has also informed the Trustee, and has issued a press release announcing, that on October 20, 1995, the Company received a tax refund from the Internal Revenue Service in the amount of $9,393,382.00 together with accrued interest thereon in the amount of $80,956.10, that the Internal Revenue Service offset against such tax refund amount $2,547,618.14, including interest, then owed by the Company to the Internal Revenue Service pursuant to a settlement agreement, and that the Company thereby actually received a net tax refund in the amount of $6,926,719.96 from the Internal Revenue Service.



         The Trustee seeks direction from the Holders concerning how the Holders wish the Trustee to proceed in connection with the delay which has occurred in submitting the foregoing described offer to the Holders.



         The Trustee will continue with its duties under the Indenture and will monitor developments in this matter and intends to communicate with the Holders of the Securities as it deems appropriate as it learns of developments concerning this matter. Any directions or inquiries regarding this matter should be directed to Ms. Sandy Chan, Trust Officer, First Trust of California, National Association, as agent for Bank of America National Trust and Savings Association, Corporate Trust Administration, Department #8510, 333 South Beaudry Avenue, 25th Floor, Los Angeles, California 90017, telephone: (213) 345-4652.


NOTE: IF YOU ARE A NOMINEE OR A DEPOSITORY AND NOT A BENEFICIAL HOLDER, PLEASE FORWARD COPIES OF THIS NOTICE IMMEDIATELY TO YOUR CLIENTS WHO ARE BENEFICIAL HOLDERS OF THE SECURITIES.


Dated:   November 24, 1995



                                  BANK OF AMERICA NATIONAL TRUST AND SAVINGS
                                  ASSOCIATION, as Trustee


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